Exhibit 1.03

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Record Revenues of (U.S.)$89 Million and Adjusted Net Income of $8.8
Million for Fourth Quarter of 2006, an Increase of 43% and 38%, Respectively, Over the Prior Year
Period

Company Caps Record Year Driven by Organic Growth and Complementary Selective and Small
Acquisitions Focused on Global Enterprise Software and China New Media

BEIJING, ATLANTA, March 29, 2007 — CDC Corporation (NASDAQ: CHINA) focused on global enterprise software and China New Media, which includes mobile applications, online games and a portal for the China market, today announced its financial results for the fourth quarter and year-end results ending December 31, 2006.

Fourth Quarter Results:

•	Total revenue for Q4 2006 was (U.S.)$89.0 million, an increase of 43.0% from (U.S.)$62.3 million in Q4 2005.

•	Total revenue from CDC Software for Q4 2006 was (U.S.)$68.1million, an increase of 34.8% from (U.S.)$50.5 million in Q4 2005.

•	Total revenue from the China New Media Business Unit for Q4 2006 was (U.S.)$20.9 million, an increase of 78.6% from (U.S.)$11.7 million in Q4 2005, and an increase of 23.7% from (U.S.)$16.9 million in the previous quarter. Online game revenue was (U.S.)$10.7 million in Q4 2006.

•	Adjusted net income* was (U.S.)$8.8 million for Q4 2006, an increase of 37.5% from (U.S.)$6.4 million in Q4 2005.

•	Adjusted diluted earnings per share** was (U.S.)$0.07 for Q4 2006 compared to (U.S.)$0.06 in Q4 2005. The company had an increase in its fully diluted share count in the fourth quarter of 2006, as a result of its recent convertible debenture.

•	As previously guided in the company’s February 6 , 2007 press release and as discussed on the company’s February 9, 2007 conference call, due to several one-time, non-cash charges, GAAP net income was a loss of (U.S.)$4.2 million for Q4 2006, compared to a GAAP net income of (U.S.)$1.5 million in Q4 2005. These charges did not impact adjusted net income, which exceeded the company’s guidance as well as analyst estimates.

Year End 2006 Results

•	Total revenue for full year 2006 was (U.S.)$308.8 million, an increase of 26.0% from (U.S.)$245.0 million in 2005.

•	Total revenue from CDC Software for 2006 was (U.S.)$240.2 million, an increase of 19.1% from (U.S.)$201.7 million in 2005.

•	Total revenue from the China New Media Business Unit for 2006 was (U.S.)$68.6 million, an increase of 58.1% from (U.S.)$43.4 million in 2005. Online game revenue was (U.S).$26.8 million in 2006.

•	Adjusted net income+ was (U.S.)$35.4 million for 2006, an increase of 118.5% from (U.S.)$16.2 million in 2005.

•	GAAP net income was (U.S.)$8.2 million for 2006, compared to a GAAP net loss of (U.S.)$3.5 million in 2005.

•	Adjusted diluted earnings per share++ was (U.S.)$0.29 for 2006 compared to (U.S.)$0.15 in 2005.

•	Non-GAAP net cash and cash equivalents*** was (U.S.) $195.8 million as of December 31, 2006.

“We are proud of the fact that we capped a very strong 2006 with our best revenue quarter ever, as we saw strong results from virtually every CDC business segment,” said Peter Yip, CEO, CDC Corporation. “Our global and diversified business segments give CDC great balance. In the software business, our strategy of vertical specialization is working extremely well as we saw record license revenues for the second quarter in a row. Software license revenue from new customers hit 53%, one of the highest in the industry, and our win rates are among the best in the industry. Our organic rate of growth continues to be very healthy and we continue to make strategic tuck-in type acquisitions.”

“In our China New Media Business Unit which consists of gaming, mobile applications and our portal business, we are extremely well positioned to be a market leader in all three of these high growth segments,” Yip continued. “In gaming, we are doing very well with Yulgang, especially with the new version launched in December, and are nearing the launch of four new games in 2007, as well as investing in the development of new games through our recently announced CDC Games Studio. Our pipeline and opportunity here has never been better. In mobile applications, as we discussed recently, we, as well as the rest of the industry, continue to be impacted by regulatory changes in China. However, we believe this to be a very important and high growth market for us and as such, we are looking to invest in content companies such as BBMF, as well as working with distribution partners such as Nokia. Finally, the portal business is where we started, and we continue to look for opportunities to leverage the great brand we own to deliver value to our shareholders. Overall, we are extremely well positioned to be a leader in each of our markets.”

“We believe very strongly that we can leverage the success we saw in 2006 and continue the momentum into 2007. Already we have experienced a tremendous amount of success in the new year. With the franchises we have developed and the strategy we have put in place, we expect to continue to gain market share organically and we will also continue our opportunistic acquisitions and strategic investments. Our recent acquisition of Respond, a highly focused CRM company, completed in early 2007, is an excellent example of our acquisition strategy. We believe we can readily sell these complementary applications into our CRM customer base since we have already identified a significant pipeline for this type of solution. This deepened vertical approach is very similar to the successful strategy we are using with MVI technology, a fourth quarter 2006 acquisition, in our process manufacturing vertical business. Our acquisition pipeline is robust and we have the resources and the cash flow to continue taking advantage of opportunities. We look forward to an exciting 2007 and delivering value to our shareholders.”

Revenue and Operating Metrics Summary

CDC Corporation
On a consolidated basis, for the fourth quarter the geographic breakdown of revenues for CDC Corporation is as follows: Asia Pacific contributing 33% or (U.S.)$29.7 million, the Americas contributing 45% or (U.S.)$39.9 million and Europe Middle East and Africa contributing 22% or (U.S.)$19.4 million.

For the full year 2006, the geographic breakdown is as follows: Asia Pacific contributing 34% or (U.S.)$105.0 million, the Americas contributing 44% or (U.S.)$135.9 million and Europe Middle East and Africa contributing 22% or (U.S.)$67.9 million.

CDC Software
Total software revenues in Q4 2006 were (U.S.)$68.1 million, an increase of 34.8% from (U.S.)$50.5 million in Q4 2005. For the full year, revenues were (U.S.) $240.2 million, a 19.1% increase over 2005. For the quarter, software consulting and services revenues were (U.S.)$16.6 million, software license revenues were (U.S.)$14.8 million, maintenance revenues were (U.S.)$16.7 million and business services revenues were (U.S.)$20.0 million. The company achieved two consecutive record license revenue quarters in a row ending in 2006. Gross margin for CDC Software, excluding business services and non-cash amortization of purchase technology, during Q4 2006 was 62.3%.

CDC Games
Total online game revenues during Q4 2006 were (U.S.)$10.7 million, an increase of 27.4% from the previous quarter. For the full year 2006, total online game revenues were (U.S.)$26.8 million. Gross margin of online games in the fourth quarter of 2006 was 66.4% and 66.6% for the full year, excluding non-cash amortization of purchase technology.

CDC Mobile
Total MVAS revenues during Q4 2006 were (U.S.)$7.1 million, a decline of 18.4% from (U.S.)$8.7 million in Q4 2005, but up 10.9% from $6.4 million in the previous quarter. Gross margin in Q4 2006 increased to 64.2%, from 56.6% in the previous quarter. As discussed in the company’s press release in July, the mobile application industry has been impacted by regulatory changes in China. For the full year 2006, total revenues were (U.S.)$31.7 million a decline of 7.8% compared to 2005. Gross margin increased to 59.0% in 2006 from 55.6% in 2005.

China.com Portal
Total revenues for the China.com portal and Media Services during Q4 2006 were (U.S.)$3.1 million, essentially flat compared to the same quarter last year, and an increase of 47.6% from (U.S.)$2.1 million in previous quarter. For the full year 2006, total revenues were (U.S.)$10.1 million an increase of 11.9% from 2005. Gross margin for China.com portal during Q4 2006 was 62.4%.

OPERATING UNIT SUMMARIES

CDC Software Operating Summary
Software, consulting and services revenues were geographically spread, with the Americas contributing 58% of the total, Europe Middle East and Africa contributing 28% and Asia Pacific contributing 14%.

New customers accounted for 53% of total software license revenue for the quarter, with repeat business to existing customers accounting for 47% of total software license revenue. For the full year 2006, new customers accounted for 48% of total software license revenue. This unusually high percentage of sales to new customers continues to rank among the highest in the enterprise software industry and reflects the company’s success in organic growth, driven by its unique positioning as a specialist in targeted vertical industries. CDC Software continues to focus on providing software applications and services that address the key requirements of targeted industries such as financial services, homebuilding, food processing, chemicals, biotechnology and pharmaceutical.

Organic growth of CDC Software has been accelerated by the company’s acquire-focus-grow strategy and acquisitions that expand the depth of vertical industry solutions. The organic license revenue growth was 33% in the fourth quarter of 2006 and 11% for the full year. As one example of the company’s success in acquisitions, MVI Technology and their manufacturing operations management applications were acquired in October of 2006. These applications are highly complementary to CDC Software’s Ross Enterprise solutions for process manufacturers. As a result of the company’s focus, reputation and successful selling in the process manufacturing industries, the MVI customer base has already grown by more than 10% since the acquisition.

Overall maintenance retention rates exceeded 90%, indicating a high degree of customer satisfaction which resulted in continued growth in maintenance revenues. The company’s maintenance retention rates are substantially better than the industry average for maintenance retention which is believed to be approximately 85%.

During the quarter, CDC Software signed a total of 90 new customers for enterprise software applications and 191 new customers for add-on and departmental software solutions. Also during the quarter, the company signed upgrade and expansion agreements with 204 enterprise software customers and 202 add-on and departmental software customers. New customers of note included AJO, Arius a subsidiary of BNP Paribas, Bayou Steel, Buckingham Asset Management, Computerized Medical Systems, Federal Reserve Banks, Masonite Corporation, Royal Smilde, and Signature Foods.

After outgrowing the functionality of its internally developed sales automation system, the Federal Reserve Banks selected Pivotal CRM. The Federal Reserve sought more comprehensive customer relationship management functionality in the areas of account planning and call planning capabilities, as well as better visibility into its sales operations and revenue performance. With Pivotal CRM, the Federal Reserve expects to implement a best practices-based approach to its sales and client relationship management activities and anticipates future benefits in enhanced operational efficiency, better corporate memory, and improved sales performance.

For the full year 2006, CDC Software signed a total of 281 new customers for enterprise software applications and 576 new customers for add-on and departmental software solutions. Also during the year, the company signed upgrade and expansion agreements with 843 enterprise software customers and 1,016 add-on and departmental software customers. Customers with expanded and repeat business during the quarter included 1201 Financial, Calamos Investments, GMO, Litehouse Foods, Nellson Nutraceutical, Principal Financial, TDIC Insurance Solutions and Transamerica Retirement Services.

During the quarter, international versions of the company’s Pivotal CRM products were released, including the French and Japanese versions of Pivotal 5.9, and the French version of the latest applications for the financial services vertical industries. Also, version 10 of the company’s IMI suite was released. This latest version includes performance and usability improvements in IMI Replenishment, and new applications for transportation and analytics that help companies with distribution-intensive operations create competitive advantage based on improved productivity, operational reliability and cross-enterprise visibility. According to Per Tellef Arning, vice president of supply chain at NorgesGruppen, “Version 10 of the IMI Supply Chain Suite is a central factor for our ability to maintain NorgesGruppen’s position as market leader in the Norwegian food grocery business. Our growing business requires intelligent systems for coordination and synchronization of supply and demand. The integrated IMI solution brings key features and functionality necessary to cope with increased business volumes and to improve NorgesGruppen’s overall performance.”

China New Media Operating Summary
With a differentiated combination of online games, portals and mobile applications, CDC’s China New Media Business Unit, which includes China.com, is well positioned to take advantage of the burgeoning demand for online services and entertainment in the China market. China New Media is focusing on entertainment for both young adults and professionals by leveraging its extensive distribution network to achieve its growth objectives.

CDC Games
During the quarter, CDC Game’s online game Yulgang continued to deliver strong performance metrics with registered users reached 42.9 million, an increase of 16% from Q3 2006. Since the end of the quarter, the number of registered users has increased to 46.5 million. Average concurrent users increased to 219,000 in Q4 2006 from 218,000 in Q3 2006, while the number of virtual items sold reached 28.7 million, an increase of 5% from Q3 2006. Server groups throughout China supporting Yulgang and the Group’s other online games numbered 57, an increase of 6% from 54 server groups in Q3 2006. The company introduced a new version of Yulgang in mid-December that allowed the purchase of virtual pets that contributed to an increase in demand.

Additional new games scheduled for release throughout 2007 are anticipated to further grow both registered and concurrent users. The planned games to be released over the next 9 months include Special Force, Chaosgem, Stone Age II and The Lord of the Rings Online™. In addition to the four new games to be launched in 2007, the company has also invested in games developer’s Gorilla Banana, Auran Fury, Possibility Space, MGames and Abandon Mobile. This will result in additional game launches in 2008 and beyond and also enable CDC Games to be involved in the content as well as distribution of games.

In January 2007, CDC Games won multiple awards at the third China Game Industry Annual Conference (CGIAC), including “Top 10 Most Popular Games of 2006” for Yulgang. This is the second year in a row for Yulgang, having previously received the award for “Top 10 Most Popular Games of 2005”. The other awards received by CDC Games included: “Most Anticipated Game of 2007” for Stone Age 2 and “Top Ten Game Operators” award.

In addition to the pipeline of licensed games for 2007, CDC Games continues to pursue opportunities for internal games development via acquisition and strategic investment. Consistent with this strategy, CDC Games announced in 2006 its Online Games Developer Program, which included (U.S.)$20 million earmarked for investment in strategic game development partners. This was later expanded in early 2007 into CDC Games Studio, a wholly owned subsidiary of CDC Games, that looks to invest up to $100 million. CDC Games Studio invests in strategic games development partners to accelerate the development of new and original online games for the China market as well as other emerging markets. It also supports emerging game developers which may already have operations in China or are seeking to relocate or expand into China, providing them the resources they need to rapidly develop innovative products for distribution in China and targeted global regions.

As part of the earlier Online Games Developer Program, on December 19, CDC Games signed a definitive agreement to make an investment in Gorilla Banana, a maker of games for the Cartoon Network. In 2007, CDC Games will have a strong pipeline of new games through several new developer partnerships and investments being executed as part of CDC Games Studio.

CDC Games will continue to leverage its current initiatives to establish exclusive partnerships with proven, world class designers, developers and publishers.

CDC Mobile
As noted in prior announcements, the company was alerted in June to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform which affected the company’s MVAS subscription services. The changes, which were implemented under the policy directives of China’s Ministry of Information Industry, aim to address industry-wide objectives, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MVAS industry and CMCC’s Monternet.

As a result, MVAS revenue was negatively impacted in Q3 2006. However, in Q4 2006 MVAS revenue increased 11% to (U.S.)$7.1 million, from (U.S.)$6.4 million in Q3 2006. During Q4 2006, SMS and WAP continued to be our major revenue generators.

The main reasons for the growth can be attributed to the acquisition of Timeheart and CDC Mobile’s proactive revamp of its service offerings and marketing channels, as well as exploring new cooperation opportunities with mobile operators in China, in an effort to minimize the impact of the policy changes. For example, to further broaden its marketing channels, CDC Mobile proactively worked on the collaboration with handset vendors to embed its services and products into mobile phones. The company entered into an agreement with Nokia to allow the world’s largest cell phone maker to pre-install CDC Mobile’s proprietary software in selected Nokia cell phones sold in China.

In addition, to prepare for 3G in China, CDC Corporation announced the creation of a (U.S.) $100 million investment program whereby its business unit, CDC Mobile, will seek strategic investment opportunities in leading 3G content providers in North Asia and Europe as well as the creation of new original content for the 3G marketplace. The company believes that its strategy will help it become both a leading content provider in large early adopting 3G countries, as well as give it a better understanding for the rollout of 3G in China.

Looking forward, the company believes the MVAS industry will further consolidate towards a smaller group of more stable service providers which will ultimately benefit CDC Mobile’s business in the long run.

China.com Portal
CDC’s China.com portal continues to strengthen its role as China’s Portal for Professionals and a strategic foundation for CDC’s China New Media Businesses. During 2006, the China.com portal expanded its sales force and acquired more advertising contracts with companies such as Dell, Honda and Volvo.

In addition, pursuant to the agreement signed by Google and China.com in July 2006, Google is extending its advertisers’ reach to millions of China.com’s users, in both China and abroad. China.com is leveraging Google’s leading technology to provide search service for its users. Two months into the partnership, Google expanded its presence on China.com beyond the text search functions when it launched video ads in China.com’s English Channel serving primarily multinational companies investing in China. This is the first time Google Video Adsense entered China’s Internet space.

In December 2006, the portal was appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games. This Winter Game was the first sports event in Asia where all athletes registered online, and also the first time in Asia Winter Games history broadcasted on Internet media.

To strengthen the portal’s role, CDC launched a (U.S.)$20 million Web 2.0 Developer Program that seeks to establish strategic relations with leading local Web 2.0 companies to accelerate the development of innovative products and services targeted specifically for the China market. In January 2007, as a part of the Web 2.0 Developer Program, and in connection with the launch of 3G in China, China.com acquired a five percent interest in eMenlo Holdings Limited, the owner and operator of Menllo.com, a leading Web 2.0 online community in China. This investment will enable CDC Mobile to become one of the first movers in integrating Web2.0 content with 3G services in China.

China.com’s online video program, “The Straight Show,” which is designed as a Chinese version of “The Daily Show” has achieved wide popularity among Chinese Internet users. “The Straight Show” is specifically positioned as mobile content for the 3G era. It will provide synergistic support to our MVAS business.

During Q4 2006, China.com received several awards which highlighted the portal’s achievements including “Outstanding Brand Advertising Award” from Internet Society of China; China.com’s Automobile Channel received the award for “Outstanding Web Channel of 2006” from the State Council Information Office of the People’s Republic of China; and the China.com email system was named “Best Brand in Commercial Value” by China Computer News.

Guidance

2007 Guidance

Based on the company’s expectations, CDC Corporation reiterates its guidance provided on February 28, 2007. Based on current estimates, CDC Corporation anticipates revenues in the range of $415 million to $420 million for fiscal 2007, an increase of over 35% from 2006 revenues. The company anticipates adjusted net income of $57 million to $62 million in 2007.

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Thursday, March 29, 2007 at 8:30 am EDT.

USA-based Toll Free Number: +1-888-693-3477
U.S. Toll Number: +1 973 582 2710
Passcode: 8533128
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents ().

Instant Replay
For those unable to call in, a digital instant replay will be available after the call until April 12, 2007. U.S. based Toll Free Number: +1 877 519 4471 U.S.-based Toll Number: +1 973 341 3080 Passcode or PIN #:8533128
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* Quarterly Reconciliation of GAAP Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

	Q4	Q4
Reconciliation from GAAP results to non-GAAP results	2005	2006
GAAP net income (loss)	1,460	(4,248)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	10	0
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,562	5,163
Add back stock compensation expenses	312	3,806
Add back deferred tax impact related to acquisition of Subsidiaries	548	2,633
Add back restructuring expenses	523	634
Subtract gain (loss) on disposal of investments	—	859

Net income – Non-GAAP	6,415	8,847

Weighted Basic Shares Outstanding	111,008,227	113,225,664
Weighted Diluted Shares Outstanding	111,498,903	128,310,382

** Quarterly Reconciliation of Diluted GAAP EPS to Diluted Non-GAAP EPS (amounts in U.S. dollars):

	Q4	Q4
Reconciliation from GAAP Diluted EPS to non-GAAP Diluted EPS	2005	2006
GAAP diluted EPS	0.01	(0.03)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.00	0.00
Add back amortization of purchased intangibles related to the acquisition of subsidiaries (and other in 2006)	0.03	0.04
Add back stock compensation expenses	0.00	0.03
Add back deferred tax impact related to acquisition of subsidiaries	0.00	0.02
Add back restructuring expenses	0.00	0.00
Subtract gain (loss) on disposal of investments	—	0.01

Non-GAAP diluted EPS	0.06	0.07

Weighted average diluted shares outstanding	111,498,903	128,310,382

+ Full Year Reconciliation of GAAP Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	2005	2006
GAAP net income (loss)
	(3,536)	8,233
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	564	16
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	12,994	14,721
Add back stock compensation expenses	1,421	7,852
Add back deferred tax impact related to acquisition of Subsidiaries	3,238	7,626
Add back restructuring expenses	1,256	1,231
Add back litigation settlement	242	—
Subtract gain (loss) on disposal of investments	—	(4,313)
			-
Net income – Non-GAAP	16,179	35,366

Weighted Basic Shares Outstanding	110,958,415	114,223,453
Weighted Diluted Shares Outstanding	111,151,625	121,104,503

++ Full Year Reconciliation of Diluted GAAP EPS to Diluted Non-GAAP EPS (amounts in U.S. dollars):

Reconciliation from GAAP Diluted EPS to non-GAAP Diluted EPS	2005	2006
GAAP diluted EPS	(0.03)	0.07
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.00	0.00
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	0.12	0.12
Add back stock compensation expenses	0.01	0.06
Add back deferred tax impact related to acquisition of Subsidiaries	0.03	0.06
Add back restructuring expenses	0.01	0.01
Subtract gain (loss) on disposal of investments	0.00	(0.03)
Non-GAAP diluted EPS	0.15	0.29

Weighted average diluted shares outstanding	111,151,625	121,104,503

*** Reconciliation of GAAP Cash and Cash Equivalents to Non-GAAP Cash and Cash Equivalents (amounts in thousands of U.S. dollars):

Reconciliation of GAAP Cash and Cash	Q3	Q4
Equivalents to Non-GAAP Cash and Cash Equivalents	2006	2006
Cash and cash equivalents	76,527	223,266
Add restricted cash	2,296	1,886
Add debt securities and available for sale securities	136,579	157,688
Less short-term debt	(26,249)	(18,991)
Less long-term debt (convertible note)	—	(168,000)

Non-GAAP cash and cash equivalents, net of total debt	191,020	195,849

Adjusted Financial Measures
This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its 2006 audit and adjustment to the estimates set forth in this press release may be identified as a result of this process.

The financial statements presented in this press release are unaudited.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the guidance forecasts presented herein, the impact of new acquisitions, the ability use of our enterprise software products will enhance operational efficiency, better corporate memory, improve sales performance, increase business volumes and bring key features and functionality to business problems, the pipeline of future on-line games, the effect of government effort to regulate the MVAS and online gaming markets in China, the prospects of our CDC Games Studio and Web 2.0 Developer Program and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended,	Three months ended,
	December 31, 2005	December 31, 2006
	(audited)	(unaudited)
Revenues
Software	40,973	48,095
Business services	9,548	19,990
Mobile services and applications	8,552	7,091
Internet and media	3,213	3,139
Online Games	—	10,680

	62,286	88,994

Cost of revenues
Software	(16,045)	(18,118)
Business services	(5,657)	(15,068)
Mobile services and applications	(3,511)	(2,535)
Internet and media	(776)	(1,180)
Online Games	—	(3,587)
Amortization of purchased technology	(1,252)	(1,943)

	(27,241)	(42,431)

Gross profit	35,045	46,563
Gross margin %	56%	52%
Selling, general and administrative expenses	(25,526)	(39,846)
Research and development expenses	(5,860)	(4,626)
Depreciation and amortization expenses	(2,934)	(3,426)
Restructuring expenses	(523)	(634)
	(34,843)	(48,532)

Operating income/(loss)	202	1,969
Interest income	2,004	5,419
Interest expense	(192)	(3,494)
Gain on disposal of available-for-sale securities	63	(60)
Impairment of available-for-sale securities	—	—
Gain/(loss) on disposal of subsidiaries and investments	501	(859)
Share of losses in equity investees	(322)	(156)
Income/(loss) before income taxes	2,256	(1,118)
Income taxes expenses	(751)	(3,308)
Income/(losses) before minority interests	1,505	(4,426)
Minority interests in income of consolidated subsidiaries	(45)	178
Income/(losses) from continuing operations	1,460	(4,248)

Discontinued operations
Income/(loss) from operations	—	—
Loss from disposals	—	—

Net income/(losses)	1,460	(4,248)

Basic earnings/ (losses) per share	0.01	(0.04)

Diluted earnings/ (losses) per share	0.01	(0.04)

Weighted average number of shares – basic	111,008,227	113,225,664
Weighted average number of shares — diluted	111,498,903	128,310,382
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/ (loss)	1,460	(4,248)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	10	—
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,562	5,163
Add back stock compensation expenses related to the acquisition of subsidiaries	312	3,806
Add back deferred tax impact related to acquisition of subsidiaries	548	2,633
Add back restructuring expenses	523	634
Add back litigation settlement	—	—
Subtract gain on disposal of investments	—	859
Net income – non-GAAP	6,415	8,847

Basic earnings per share – non-GAAP	0.06	0.08

Diluted earnings/ (losses) per share – non-GAAP	0.06	0.07

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Year to Date,	Year to Date,
	December 31, 2005	December 31, 2006
	(Audited)	(unaudited)
Revenues
Software	159,164	174,856
Business services	42,489	65,358
Mobile services and applications	34,389	31,708
Internet and media	8,995	10,064
Online Games	—	26,780

	245,037	308,766

Cost of revenues
Software	(62,381)	(69,492)
Business services	(26,909)	(45,560)
Mobile services and applications	(15,262)	(13,004)
Internet and media	(3,449)	(4,095)
Online Games	—	(8,947)
Amortization of purchased technology	(5,009)	(7,212)

	(113,010)	(148,310)

Gross profit	132,027	160,456
Gross margin %	54%	52%
Selling, general and administrative expenses	(101,954)	(120,464)
Research and development expenses	(21,325)	(17,699)
Depreciation and amortization expenses	(11,153)	(11,289)
Restructuring expenses	(1,256)	(1,231)
	(135,688)	(150,683)

Operating income/(loss)	(3,661)	9,773
Interest income	8,074	10,549
Interest expense	(1,175)	(3,872)
Gain on disposal of available-for-sale securities	525	328
Impairment of available-for-sale securities	—	—
Gain/(loss) on disposal of subsidiaries and investments	483	4,313
Share of losses in equity investees	(1,593)	525

Income/(loss) before income taxes	2,653	21,617
Income taxes expenses	(4,574)	(10,615)

Income/(losses) before minority interests	(1,921)	11,002
Minority interests in income of consolidated subsidiaries	(1,565)	(2,769)
Income/(losses) from continuing operations	(3,486)	8,233

Discontinued operations
Income/(loss) from operations	(47)	—
Loss from disposals	(3)	—

Net income/(losses)	(3,536)	8,233

Basic earnings/ (losses) per share	(0.03)	0.07

Diluted earnings/ (losses) per share	(0.03)	0.07

Weighted average number of shares – basic	110,958,415	114,223,453
Weighted average number of shares – diluted	111,151,625	121,104,503
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/ (loss)	(3,536)	8,233
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	564	16
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	12,994	14,721
Add back stock compensation expenses related to the acquisition of subsidiaries	1,421	7,852
Add back deferred tax impact related to acquisition of subsidiaries	3,238	7,626
Add back restructuring expenses	1,256	1,231
Add back litigation settlement	242	—
Subtract gain on disposal of investments	—	(4,313)
Net income – non-GAAP	16,179	35,366

Basic earnings per share – non-GAAP	0.15	0.31

Diluted earnings/ (losses) per share – non-GAAP	0.15	0.29

CDC Corporation
Consolidated Balance Sheet
(Amounts in thousands of U.S. dollars)

	December 31, 2005	December 31, 2006
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	93,691	223,266
Restricted cash	2,086	1,886
Accounts receivable	46,753	63,663
Deposits, prepayments and other receivables	8,447	19,822
Available-for-sale securities	23,777	22,813
Restricted debt securities	11,838	18,739
Deferred tax assets	286	1,603

Total current assets	186,878	351,793
Loan receivables	25,000	25,000
Interest receivables	1,628	2,378
Property and equipment, net	5,995	9,540
Goodwill	190,418	212,342
Intangible assets	73,885	104,279
Investment in equity investees	5,594	—
Investments under cost method	220	217
Restricted debt securities	20,432	—
Available-for-sale debt securities	92,763	116,135
Deferred tax assets	157	1,335
Other assets	5,065	4,987

Total assets	608,035	828,006

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	12,286	23,771
Other payables	3,089	6,613
Purchase consideration payable	1,229	3,864
Accrued liabilities	32,296	35,245
Accrued pension liability	662	0
Short-term loans	26,249	18,991
Deferred revenue	35,845	45,562
Income tax payable	2,525	4,846
Deferred tax liabilities	—	1,063
Total current liabilities	114,181	139,954
Deferred tax liabilities	4,046	5,156
Other liabilities	439	169,034
Accrued pension liability	1,011	0
Minority interests	49,044	65,802

Shareholders’ equity:
Share capital	28	29
Additional paid-in capital	676,003	691,851
Treasury stock	(4,032)	(32,102)
Accumulated deficits	(231,762)	(224,804)
Accumulated other comprehensive income	(923)	13,085

Total shareholders’ equity	439,314	448,060

Total liabilities and shareholders’ equity	608,035	828,006

Note:

Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results are now reflected in two segments, Software and Business Services. The company has moved two Australian database marketing businesses into the Business Services segment from the prior Advertising and Marketing Activities segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results are now reflected in three segments, Mobile Services and Applications, Internet and Media which was renamed from the original Advertising and Marketing Activities segment and Online Games. Internet and Media is now comprised of the company’s Portal and its Singapore-based publishing business, TTG. China.com Inc’s online games business, which was historically accounted for using the equity method and is now consolidated in CDC Corporation’s results and is a new segment. Due to the equity accounting treatment, Online Games revenues were not reflected in the company’s consolidated revenues before April 1, 2006. However, under Hong Kong GAAP the Online Games business and revenues has always been reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements.